Filed by Carbon Revolution Public Limited Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Twin Ridge Capital Acquisition Corp.

Carbon Revolution Limited Geelong Technology Precinct 75 Pigdons Road Waurn Ponds, 3216 Australia ABN: 96 128 274 653

Carbon Revolution (ASX code: CBR)
US$110M Structured Equity Facility
Revision to merger ratio
Amendment to New Debt Program
Revised financial projections

•
Carbon Revolution plc has entered into a structured equity facility for up to US$110 million with Orion Infrastructure Capital (OIC) which is expected to provide significant new funding for the Company to progress its growth strategy

•
As a result of the funding expected to be provided under the Structured Equity Facility, Carbon Revolution has agreed to revise the merger ratio with TRCA from 0.0877 MergeCo Shares per Carbon Revolution Share to between 0.0640 and 0.0643 MergeCo Shares per Carbon Revolution Share (depending on the redemption rate of Class A TRCA Shares), subject to obtaining a necessary order of the Federal Court of Australia

•	Parties to the New Debt Program have agreed to amend the minimum available cash requirement covenant, the deadline for the Transaction and the qualified capital raise premium for the New Debt Program
•	Carbon Revolution announces revisions to its headline financial projections for CY23 and CY24

Geelong, Australia, 22 September 2023 –

Carbon Revolution Limited (Carbon Revolution), a Tier 1 OEM supplier and a leading global manufacturer of lightweight advanced technology carbon fiber wheels, refers to the scheme booklet dated 6 September 2023 (Scheme Booklet), which was despatched to shareholders, in relation to a proposed scheme of arrangement and capital reduction under which Carbon Revolution plc (Irish company number: 607450) (MergeCo) will acquire Carbon Revolution. In connection with the scheme of arrangement and capital reduction, MergeCo (through a wholly owned subsidiary) will also acquire Twin Ridge Capital Acquisition Corp., a special purpose acquisition company listed on the New York Stock Exchange (TRCA) via a business combination. The scheme of arrangement, capital reduction and the business combination (together, the Transaction) are interconditional. At implementation of the Transaction (Implementation), ordinary shares in MergeCo (MergeCo Shares) are expected to be listed on NYSE American or Nasdaq (US Exchange) and shares in Carbon Revolution (Carbon Revolution Shares) will cease to be listed on the ASX.

As disclosed in the Scheme Booklet, Carbon Revolution and TRCA were seeking additional equity funding for MergeCo and its subsidiaries (Combined Group) in connection with the Transaction.

Carbon Revolution today announces that MergeCo has entered into a securities purchase agreement (Securities Purchase Agreement) and other documents with OIC Structured Equity Fund I Range, LLC and OIC Structured Equity Fund I GPFA Range, LLC (fund vehicles affiliated with OIC) (SEF Documents), under which, subject to satisfaction or waiver of a number of conditions (including Implementation), MergeCo will issue Class A Preferred Shares in MergeCo (Preferred Shares) and a warrant (SEF Warrant) to OIC in exchange for initial gross proceeds of US$35 million, with further proceeds to be available in tranches, comprising of up to US$35 million that will be deposited by OIC in an escrow account, which funds are subject to release upon satisfaction of further conditions and up to a further US$40 million in aggregate proceeds upon satisfaction of further conditions to be used for the development, construction, and/or retooling of future manufacturing facilities (Structured Equity Facility). The Preferred Shares will result in OIC being provided with substantial positive and negative control rights in respect of MergeCo, and the SEF Warrant will entitle OIC to be issued up to 19.99% of the MergeCo Shares on issue on Implementation on a fully diluted basis (as set out below in section 4).

In connection with the entry into the Structured Equity Facility, Carbon Revolution has agreed to:

•
revise the merger ratio with TRCA from 0.0877 MergeCo Shares per Carbon Revolution Share to between 0.0640 and 0.0643 MergeCo Shares per Carbon Revolution Share (depending on the redemption rate of class A TRCA shares (Class A TRCA Shares)) and extend the TRCA deadline for Implementation, subject to obtaining a necessary order of the Federal Court of Australia; and

•
Carbon Revolution and the parties to the New Debt Program have agreed to amend the minimum available cash requirement covenant, the end date for TRCA business combination and the qualified capital raise premium for the New Debt Program (as defined below).

The entry into the Structured Equity Facility has significant implications for the control and ownership of MergeCo, along with the advantages, disadvantages and risks of the Transaction and an investment in MergeCo. Carbon Revolution will prepare supplementary disclosure to the Scheme Booklet which will discuss these implications in detail and will seek confirmation from the Independent Expert of whether the entry by MergeCo into the Structured Equity Facility changes the Independent Expert’s opinion that the scheme and capital reduction is not fair but reasonable and in the best interests of Carbon Revolution Shareholders. If required, the supplementary disclosure to the Scheme Booklet will include an updated Independent Expert’s Report.

1.	OIC

With approximately US$3.5 billion in assets under management, OIC invests in North America and select international markets. OIC’s unique partnership approach – for entrepreneurs, by entrepreneurs – cultivates creative credit, equity, and growth capital solutions to help middle market businesses scale and deploy sustainable infrastructure. OIC’s target investment sectors include energy efficiency, digital infrastructure, social infrastructure, sustainable power generation, renewable fuels, waste and recycling, water, transportation, and agriculture. OIC was founded in 2015 by a team of energy and sustainability veterans, successful infrastructure investors, and former asset owners and industry operators. Across OIC’s platform is a team of 42 professionals based in New York, Houston and London. For more information, please visit www.OIC.com.

Chris Leary, Investment Partner and Head of Infra Equity at OIC, added, “OIC is excited to finalize our capital partnership with Carbon Revolution, which will support the company’s growth plans and infrastructure expansion. We believe that Carbon Revolution’s innovative and proven product will be instrumental in supporting EV adoption and overall vehicle efficiency, driven by a multiyear backlog from industry leading OEMs.”

2.	Structured Equity Facility Overview

Under the Structured Equity Facility:

•
Subject to satisfaction of certain conditions precedent (see section 5), MergeCo will issue US$35 million of Preferred Shares to OIC (Initial Tranche) and receive US$35 million in aggregate gross proceeds, less amounts applied to cover certain transaction costs and an initial structuring premium payable to an entity associated with OIC of US$1.75 million (Initial Structuring Premium). Completion of the Initial Tranche will occur within 15 business days after satisfaction of the relevant conditions precedent (Initial Closing), which includes, amongst other conditions, Implementation of the Transaction (see section 5).

•	Subject to the same conditions as the Initial Tranche, US$35 million will be deposited into an escrow account controlled by OIC (Reserve Funds).
•
Subject to and on the satisfaction of further conditions (see section 5), MergeCo will issue US$5 million of Preferred Shares to OIC and receive US$5 million in funding from the Reserve Funds if, prior to the Second Reserve Release (as defined below), MergeCo receives aggregate gross proceeds of at least US$10 million from one or more issuances and sales of MergeCo Shares to one or more third party persons (other than OIC and its affiliates) (First Reserve Release).

•
Subject to and on the satisfaction of further conditions (see section 5) by 1 December 2024, or if MergeCo continues to work in good faith to satisfy the relevant condition, 31 January 2025, MergeCo will issue Preferred Shares to OIC equal in amount to the remaining Reserve Funds plus accrued interest and receive the remaining Reserve Funds (Second Reserve Release).

•
In the 24 months following the Initial Closing, MergeCo will, to the extent additional financing is necessary for the development, construction and/or tooling associated with any future manufacturing facility or for material upgrades to Carbon Revolution’s existing Mega-line plant operations in Australia (Plant Investments), have the right, subject to meeting certain conditions described below, to request that OIC subscribe for up to US$40 million of further Preferred Shares less a 2% subsequent structuring premium (Subsequent Financing). Completion of any such Subsequent Financing is subject to approval by OIC’s investment committee.

The proceeds received from the issuance of Preferred Shares under the Structured Equity Facility must generally be used consistent with a budget agreed between MergeCo and OIC. In connection with the Structured Equity Facility, an affiliate of OIC will receive a ‘monitoring fee’ of US$80,000 per year for so long as the Preferred Shares remain on issue.

3.	Preferred Shares

Under the terms of the Preferred Shares, each Preferred Share:

•	has a term of up to five years from the Initial Closing and may be redeemed earlier at the election of MergeCo;
•	is entitled to a fixed rate of dividend of 12% per annum, which accrues daily and is payable quarterly in cash or in kind by the issue of additional Preferred Shares at MergeCo’s election;
•	that is issued:
o	under the Initial Tranche or in respect of Preferred Shares issued from the Reserved Funds will have an aggregate return of:
◾
the greater of an internal rate of return of 12% and a multiple of invested capital of 1.75 times US$70 million less the amount of Reserve Funds withdrawn by OIC as a result of non-satisfaction of conditions by MergeCo to receive the Reserve Funds (Reserve Recovery Amount); plus

◾	a multiple of invested capital of 1.25 times the Reserve Recovery Amount;
o	under any Subsequent Financing will have a return of the greater of an internal rate of return of 12% and a multiple of invested capital of 1.75 times on US$100,000 per share; and
o
in satisfaction of dividends payable on Preferred Shares, will have a return of US$100,000 per share plus any accrued but unpaid dividends. However, Preferred Shares issued in satisfaction of dividends payable are deemed to be redeemed for no additional consideration if the original Preferred Share by reference to which that Preferred Share was issued as dividend in kind has been redeemed;

•	has a liquidation preference over MergeCo Shares; and

•
confers a right to cast, at general meetings of MergeCo, such number of votes as calculated in accordance with the voting formula set out in MergeCo’s constitution. The Preferred Shares, together with any MergeCo Shares acquired by OIC upon exercise of the SEF Warrant, shall have voting rights equal to 19.99% of the total MergeCo Shares outstanding as of the applicable record date for voting of the MergeCo Shares.

Further, as the holder of a majority of the Preferred Shares, OIC will have:

•
from the date that is the earlier of 2 January 2024 and the occurrence of a Springing Rights Event (as defined below), the right to appoint up to two directors to the MergeCo Board for so long as any Preferred Shares remain outstanding;

•	negative control rights over certain corporate matters (for further details see section 6); and
•	if a Springing Rights Event (as defined below) occurs, positive control rights to determine certain corporate matters (for further details see section 6).

Under the SEF Documents, provided that OIC has not appointed a nominee to the MergeCo Board, OIC may appoint one board observer to attend all MergeCo Board meetings in a non-voting, observer capacity on and from Implementation and until the Warrant has been exercised in full and OIC no longer directly or indirectly owns MergeCo Shares or other debt or equity securities in MergeCo or its subsidiaries that relate to or derive from the Preferred Shares or the Warrant. The SEF Documents also contain certain information access rights.

4.	SEF Warrants

Under the Structured Equity Facility, OIC will be issued a warrant to purchase MergeCo Shares at an exercise price of US$0.01 per MergeCo Share (adjusted from time to time in accordance with the terms of the Warrant) (SEF Warrant). The Warrant has a term of seven years from the Initial Closing unless exercised earlier in accordance with its terms. The Warrant may be exercised for cash or may be exercised on a cashless basis.

Under the terms of the SEF Warrant, OIC will be entitled to subscribe for MergeCo Shares that equal up to 19.99%, which vest in tranches comprising:

•	12.49%, on and from the Initial Closing; plus
•	5%, following the issue of Preferred Shares to OIC in connection with the Second Reserve Release; plus
•	2.5%, subject to OIC not having failed to fund a Subsequent Financing upon the satisfaction of the relevant conditions by MergeCo, upon the earlier of:
o	completion of a Subsequent Financing; and
o	24 months after the Initial Closing,

of the aggregate number of MergeCo Shares on issue at Implementation (excluding the number of MergeCo Shares received by the shareholders of TRCA (TRCA Shareholders) in exchange for their Class A TRCA Shares), MergeCo equity incentive awards that are subject to restrictions (MergeCo RSUs) to be issued pursuant to the retention plan described in the Scheme Booklet, all MergeCo Shares issued under any MergeCo equity incentive plan within two years of Implementation, all MergeCo Shares issuable pursuant to any award made under any equity incentive or similar plan if such MergeCo Share underlying such award may be exercised, settled or converted on or prior to two years after Implementation, all MergeCo Shares issuable on conversion or exercise of securities outstanding at Implementation that may be exchanged or converted into MergeCo Shares (other than MergeCo Warrants (as defined below)) and the MergeCo Shares that have been issued upon cashless exercise or redemption of the MergeCo Warrants prior to the time of calculation.

The effect of the above is that the issue of certain additional equity incentive securities by MergeCo within two years of Implementation will result in OIC being entitled to additional MergeCo Shares upon exercise of the Warrant to offset the dilutive impact of those issues on OIC (OIC Top Up).

Under the terms of the Warrant, MergeCo must seek the prior written consent of OIC as holder of the Warrant to:

•	for so long as holders of the Warrant beneficially hold 10% of the aggregate number of outstanding MergeCo Shares calculated on a fully diluted basis:
o
issue MergeCo Shares at a price per share less than 75% of the daily volume weighted average price of MergeCo Shares for the trading day immediately preceding the issuance. OIC is deemed to have waived this consent right if all relevant conditions (excluding approval by OIC’s investment committee) have been satisfied by MergeCo but OIC fails to fund a Subsequent Financing;

o
issue MergeCo Shares, if after such an issuance, holders of the Warrant would be diluted to less than 10% of the aggregate number of outstanding MergeCo Shares calculated on a fully diluted basis (Dilutive Issuance). OIC is deemed to have waived this consent right if all relevant conditions (excluding approval by OIC’s investment committee) have been satisfied by MergeCo but OIC fails to fund a Subsequent Financing or OIC previously provided their consent to a Dilutive Issuance; or

•	amend MergeCo’s constitution in a manner that would be materially adverse to OIC as a holder of the Warrant or as a member of MergeCo.

The terms of the Warrant contain customary adjustments for stock dividends, stock splits and reclassifications.

5.	Conditions of the Structured Equity Facility
a.	Initial Tranche

The SEF Documents provide that a number of conditions precedent need to be satisfied or waived before the completion of the subscription for and issue of Preferred Shares under the Initial Tranche occurs, including:

•
the representations and warranties of MergeCo provided under the SEF Documents being true and correct except, in the case of certain representations and warranties only, to the extent the breaches could not have had a material adverse effect on MergeCo and its subsidiaries;

•	the MergeCo shareholders and MergeCo Board have taken all steps necessary or expedient to effect the Share Capital Reduction (as defined below);
•
publication of an announcement on ASX and a prospectus supplement filing with the SEC regarding MergeCo’s entry into the SEF Documents and MergeCo’s intention to effect a Share Capital Reduction (as defined below);

•	no material adverse effect having occurred with respect to MergeCo and its subsidiaries;
•	MergeCo obtaining certain agreed consents and waivers;
•	MergeCo Shares having been approved for listing on a US Exchange;
•	no material amendment or waiver to any provision or term of the business combination agreement in respect of the Transaction shall have occurred without the consent of OIC;
•	Implementation having occurred;
•	a term sheet for the purposes of an advance payment arrangement having been entered into between a customer of Carbon Revolution and a financing provider on terms reasonably satisfactory to OIC; and
•	MergeCo providing to OIC agreements from certain advisers relating to the deferral of fees owed to them at Implementation in a form and substance agreed between MergeCo and OIC.

MergeCo is also required to deliver, among other items, prior to the closing of the Initial Tranche a board approved budget through to 31 December 2024, as mutually agreed upon by MergeCo and the OIC which budget will include research and development expenses, selling, general and administrative expenses, property, plant and equipment and capital expenditures of no more than US$53,247,000 in the aggregate.

b.	Reserve Funds

The conditions before completion of any subscription for and issue of Preferred Shares relating to the Reserve Funds are similar to a subset of those set out above for the Initial Tranche but also include, for the First Reserve Release, that the relevant subscription and issue will not occur until the earlier of:

•
MergeCo having raised at least US$10 million from the issuance of MergeCo Shares (including through the Committed Equity Facility as described in the scheme booklet but subject to exceptions); (First Reserve Release Condition) and

•
MergeCo having refinanced or repaid the New Debt Program (as defined below) on terms reasonably satisfactory to OIC, having realised a specified wheel production target and having realised a specified unit cost target (Second Reserve Release Condition).

Furthermore, if MergeCo fails to refinance the New Debt Program (as defined below), meet the specified wheel production target or unit cost target prior to 1 December 2024 (or, if MergeCo is continuing to work in good faith to complete or satisfy these items at 1 December 2024, on or prior to 31 January 2025), or fails to obtain the Share Capital Reduction Order (as defined below) within 60 days of the Initial Closing, OIC may choose to release the Reserve Funds and subscribe for the relevant Preferred Shares, withdraw from escrow the entire amount of the Reserve Funds (plus interest) or do some combination of the two.

c.	Subsequent Financing

The conditions before completion of any Subsequent Financing are similar to a subset of those set out above for the Initial Tranche but also include:

•	certain conditions relating to any future manufacturing facility constructed on or after the date of the Securities Purchase Agreement; and
•	OIC’s investment committee approving in its discretion the subscription for the relevant Preferred Shares.

6.	Structured Equity Facility control rights

Under the Structured Equity Facility, OIC’s prior written approval is required on certain corporate matters (each a Structured Voting Rights Matter), including:

•	declaring dividends;
•	issuing securities that rank pari passu or senior to the Preferred Shares;
•	incurring new debt or granting security interests over assets of the Combined Group (subject to an exception for permitted indebtedness);
•	entering into, termination, amendment, modification or variance of any material contract;
•	selling assets of the Combined Group over a certain amount;
•	liquidation, dissolution, winding up of MergeCo or any member of the Combined Group,
•	engaging in a change of control transaction (except where OIC would receive the return required on the Preferred Shares);
•	hiring, termination or modification of any of the material terms of employment of Carbon Revolution’s CEO, CFO, CTO, Company Secretary, Vice President of Operations or director of sales;
•	setting and departing from budgets;
•	materially changing the nature of the business of the Combined Group; and
•	changing the maximum or minimum number of directors on the board.

Further, if MergeCo fails to redeem the Preferred Shares by the maturity date, undertakes any of the Structured Voting Rights Matters listed above without the prior written consent of OIC, does not obtain the MergeCo Share Capital Reduction Order (as defined below) when required or does not comply with the Right of First Offer (as defined below) (each a Springing Rights Event), OIC will have positive control rights to determine certain corporate matters:

•	entering, terminating, amending or varying material contracts;
•	determining operating and capex budgets;
•	declaring dividends;
•	hiring, termination or modification of any of the material terms of employment of Carbon Revolution’s CEO, CFO, CTO, Company Secretary, Vice President of Operations or director of sales;
•	forcing the voluntary liquidation or sale of MergeCo;
•	issuing shares or debt securities in MergeCo;
•	the purchase, redemption or other acquisition by MergeCo of any shares; and
•	reductions of capital.

As noted above, given the significant implications on the control and ownership of MergeCo, along with the advantages, disadvantages and risks of the Transaction and an investment in MergeCo, as a result of the above terms and the others rights of OIC under the SEF Documents, Carbon Revolution will prepare supplementary disclosure to the Scheme Booklet which will discuss these implications in detail and will seek confirmation from the Independent Expert of whether the entry by MergeCo into the Structured Equity Facility changes the Independent Expert’s opinion that the scheme and capital reduction is not fair but reasonable and in the best interests of Carbon Revolution Shareholders. If required, the supplementary disclosure to the Scheme Booklet will include an updated Independent Expert’s Report.

7.	Right of First Offer

Until the earlier of two years from the Initial Closing and the date on which all Preferred Shares have been issued to OIC, in the event that MergeCo desires to seek any additional financing, the proceeds of which will primarily be used in connection with the direct or indirect funding, construction or development of the Plant Investments, MergeCo must first offer OIC the option to provide all or a portion of such financing, at which point MergeCo and OIC will negotiate in good faith the terms of such financing (Right of First Offer).

8.	Equity Financing

Under the SEF Documents, the Issuer shall use best efforts to obtain aggregate gross proceeds of at least US$20 million from the issue of MergeCo Shares in one or more transactions within 12 months of the Initial Closing.

9.	MergeCo Share Capital Reduction

The SEF Documents provide that, among other matters, as a condition precedent to the subscription for and issue of Preferred Shares under the Initial Tranche, that MergeCo is required to deliver resolutions of the MergeCo board of directors and its sole member prior to completion of the Transaction, approving the Share Capital Reduction (as defined below).  MergeCo is further required to apply to the High Court of Ireland for an order confirming the Share Capital Reduction (the Share Capital Reduction Order) and use best efforts to obtain the Share Capital Reduction Order as promptly as practicable (and in any event within 60 days of the closing of the Initial Tranche).

The Share Capital Reduction is being proposed because under Irish law MergeCo may only pay dividends and make other distributions (and, generally, make share repurchases and redemptions) out of profits available for distribution (distributable profits) shown on its unconsolidated financial statements prepared in accordance with the Irish Companies Act 2014, as amended (the Irish Companies Act) and filed with the Irish Companies Registration office.  Distributable profits are a company’s accumulated realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated realized losses, so far as not previously written off in a reduction or reorganization of capital, and include reserves arising as a result of a court approved reduction of company capital.  Following completion of the Transaction and closing of the Initial Tranche, MergeCo, as a new parent company with no operational history of its own, will initially have no distributable profits arising from trading activities.  The Share Capital Reduction is intended to create a level of distributable profits which are available to cover, in part, the amount of any cash dividend or redemption amount payable to the holders of the Preferred Shares.  The Share Capital Reduction will involve the reduction of the company capital of MergeCo pursuant to sections 84 and 85 of the Irish Companies Act, to be effected by (a) the reduction and cancellation of the entire amount of MergeCo’s un-denominated capital (in the form of share premium) on the date immediately following the Initial Closing date and (b) if applicable, the capitalization, reduction and cancellation of the entire of any amount standing to the credit of any merger reserve or other un-distributable reserve of MergeCo on the date immediately following the Initial Closing date, with the resulting reserve to be treated as distributable profits under Irish law (the Share Capital Reduction).  This is a legal and accounting adjustment and will not of itself have any impact on the number of MergeCo Shares held by any MergeCo shareholder.

Furthermore, in the event that at any time after the share capital reduction, MergeCo has insufficient distributable profits available for distribution to cover the amount of any cash dividend or redemption amount payable on the Preferred Shares, MergeCo must take all steps to effect further reductions of its capital consistent with the above.

10.	Exclusivity and break fee arrangements

Under the SEF Documents, MergeCo has agreed until the Initial Closing not to:

•	solicit or initiate any inquiry, indication of interest, proposal or offer from any third party, relating to a Competing Transaction (as defined below);
•	participate in any discussions or negotiations with any third party, regarding, or make available to such third party, any information with respect to, a Competing Transaction (as defined below); or
•
enter into any understanding, arrangement, agreement, agreement in principle or other commitment (whether or not legally binding) with any third party, relating to a Competing Transaction (as defined below).

In addition, MergeCo shall terminate immediately any discussions and/or negotiations with any third party relating to a Competing Transaction. “Competing Transaction” means any financing transaction between MergeCo and its subsidiaries and any other person.

Furthermore, OIC may terminate the SEF Documents if the Carbon Revolution board determines that a proposal received from a third party is, or would be reasonably likely to be, an actual, proposed or potential, Superior Proposal (as defined in the Scheme Implementation Deed) and thereafter enters into a definitive agreement with the third party relating to the Superior Proposal. If the SEF Documents are terminated and at the time OIC is entitled to terminate as a result of a Superior Proposal, then OIC shall be entitled to receive US$1.5 million as its sole and exclusive remedy. Upon payment of such termination fee, OIC will surrender the CBR Warrant (discussed below) for no consideration and the CBR Warrant will be cancelled.

Finally, if the Securities Purchase Agreement is terminated for any reason (including if MergeCo terminates the agreement as a result of breach by OIC or if the subscription for and issue of Preferred Shares does not occur due to failure of a condition by 30 November 2023, including if Carbon Revolution Shareholders vote against the Transaction  and at the time OIC does not have the right to terminate as a result of a Superior Proposal, then OIC shall be entitled to receive an amount equal to $500,000 and retain the CBR Warrant (defined below) as its sole and exclusive remedy.

11.	Termination of the Structured Equity Facility

The SEF Documents may be terminated at any time for a number of reasons including:

•	by agreement between the parties;
•	by a party for certain breaches of representations, warranties or covenants contained in the securities purchase agreement by the other party (subject to limited cure rights); and
•	if completion of the subscription and issue of Preferred Shares has not occurred by 30 November 2023.

12.	Carbon Revolution Warrant

As part of the Structured Equity Facility, Carbon Revolution has agreed to issue a warrant (CBR Warrant) to OIC. Under the CBR Warrant, OIC will be entitled to subscribe for, and to be issued, up to 6,000,000 Carbon Revolution Shares (in full or in part), which will rank equally with all other Carbon Revolution Shares on issue. If all 6,000,000 Carbon Revolution Shares were to be issued upon exercise of the CBR Warrant on the date of this announcement, it would comprise approximately 2.75% of Carbon Revolution’s issued capital.

The CBR Warrant can only be exercised if the Securities Purchase Agreement is terminated under certain circumstances, including if the conditions of the Securities Purchase Agreement are not met, or if there is a breach or failure to perform any representations or warranties in the Securities Purchase Agreement including by OIC. If the Securities Purchase Agreement is terminated, the CBR Warrant has an exercise price of US$0.01 per share (adjusted from time to time in accordance with the warrant). The CBR Warrant expires at the earlier of seven years and immediately prior to a monetisation event (which includes, among other things, a merger, or sale of all or substantially all of the assets of Carbon Revolution and its subsidiaries, including the Transaction). The CBR Warrant also expires when OIC receives cash payment of an amount equal to US$1.5 million if the transaction is terminated due to a Superior Proposal or a cash payment of US$1.75 million upon the Initial Closing in respect to the Structuring Premium, in accordance with the Securities Purchase Agreement.

Carbon Revolution will take all actions necessary to enable the Carbon Revolution Shares to be issued upon the exercise of the CBR Warrant to be freely and immediately tradable on ASX as soon as practicable following their issue, subject to lock-up arrangements. OIC cannot transfer the Carbon Revolution Shares issued on exercise of the CBR Warrant for 12 months from when the CBR Warrant can be exercised.

Further, the CBR Warrant carries the following rights:

•	if there is an order to wind-up or dissolve Carbon Revolution, OIC is entitled to exercise the CBR Warrant and be entitled to receive any proceeds from the sale of the assets; and
•	Carbon Revolution must provide prior written notice to OIC in certain circumstances (including, among other things, any material refinancing, distribution, amendments to the constitution).

13.	Revision to the merger ratio

As noted above, in connection with the entry into the Structured Equity Facility, Carbon Revolution has agreed to revise the merger ratio with TRCA from 0.0877 MergeCo Shares per Carbon Revolution Share to between 0.0640 and 0.0643 MergeCo Shares per Carbon Revolution Share (depending on the redemption rate of Class A TRCA Shares), subject to obtaining a necessary order of the Federal Court of Australia.

This is because TRCA provided its consent under the Scheme Implementation Deed to MergeCo entering into the Structured Equity Facility on the condition that it was not dilutive to TRCA Shareholders. There will therefore be a reduction in the number of MergeCo Shares received for each Carbon Revolution Share.

As noted above, in connection with the entry into the Structured Equity Facility, Carbon Revolution will prepare supplementary disclosure to the Scheme Booklet in relation to the Structured Equity Facility, which may include an updated Independent Expert’s Report (if required) and scheme of arrangement (Carbon Revolution will seek orders from the Federal Court of Australia to amend the scheme of arrangement).

14.	Amendments to the Scheme Implementation Deed and Business Combination Agreement

Carbon Revolution, MergeCo and TRCA, amongst others, as parties to the Scheme Implementation Deed and Business Combination Agreement have agreed:

•
to amend the merger ratio in the scheme of arrangement as noted above, subject to any necessary order of the Court and any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act 2001 (Cth); and

•
that for the purposes of paragraph 2 of the definition of “End Date” in the Scheme Implementation Deed (which is the date by which the conditions precedent under the Scheme Implementation Deed must be satisfied or waived), the relevant date shall be 30 November 2023.

15.	Capital Structure on Implementation

Assuming completion occurs under the Structured Equity Facility, the potential maximum impact on ownership of MergeCo Shares (and maximum dilution for Carbon Revolution Shareholders), excluding the ‘evergreen’ arrangements discussed in the Scheme Booklet, any further equity funding including from the CEF (in addition to the Structured Equity Facility) and depending on the rate of redemptions of Class A TRCA Shares, is set out in the table below. The maximum dilution scenario involves the exercise of all TRCA Public Warrants and MergeCo raising a further approximately US$140 million in connection with such exercise.

	Assuming no further redemptions beyond those in connection with the Extension Approval (70.6%)[1]		Assuming 80% aggregate redemptions[2]		Assuming 90% aggregate redemptions[3]		Assuming 100% redemptions[4]
Shareholders	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
Class A TRCA Shareholders	6,266,645	13.43%	4,261,763	9.61%	2,130,881	5.09%	0	0.00%
Founder Shareholders[5]	1,650,000	3.54%	1,650,000	3.72%	1,650,000	3.94%	1,650,000	4.18%
DDGN Advisors[6]	3,350,000	7.18%	3,350,000	7.55%	3,350,000	7.99%	3,350,000	8.49%
Yorkville[7]	15,000	0.03%	15,000	0.03%	15,000	0.04%	15,000	0.04%
Carbon Revolution Shareholders[8]	13,638,284	29.23%	13,658,323	30.79%	13,679,621	32.65%	13,700,919	34.73%
(a) MergeCo Warrant holders[9]	12,210,780	26.17%	12,210,780	27.53%	12,210,780	29.14%	12,210,780	30.95%
(b) MergeCo RSUs	1,497,727	3.21%	1,397,483	3.15%	1,290,938	3.08%	1,184,394	3.00%
(c) MergeCo Incentive Securities (excluding the MergeCo RSUs)	2,396,363	5.14%	2,235,972	5.04%	2,065,502	4.93%	1,895,031	4.80%
(d) SEF Warrants[10]	5,633,321	12.07%	5,573,209	12.57%	5,509,320	13.15%	5,445,431	13.80%
Total Shares Outstanding	46,658,119	100.00%	44,352,530	100.00%	41,902,043	100.00%	39,451,556	100.00%

1 This scenario assumes that no further Class A TRCA Shares are redeemed by Class A TRCA Shareholders in connection with the business combination (beyond the Class A TRCA Shares redeemed in connection with the extension approval).
2 This scenario assumes that a further 2,004,882 Class A TRCA Shares are redeemed by Class A TRCA Shareholders in connection with the business combination (in addition to those Class A TRCA Shares redeemed in connection with the extension approval).
3 This scenario assumes that 4,135,764 Class A TRCA Shares are redeemed by Class A TRCA Shareholders in connection with the business combination (in addition to those Class A TRCA Shares redeemed in connection with the extension approval).
4 This scenario assumes that all remaining 6,266,645 Class A TRCA Shares on issue are redeemed by TRCA Shareholders in connection with the business combination (in addition to those Class A TRCA Shares redeemed in connection with the extension approval).
5 Excludes the 327,203 Class B TRCA Shares held by TRCA Founder Shareholders that shall automatically be forfeited and surrendered to TRCA for no additional consideration immediately prior to the consummation of the business combination and conditioned upon the consummation of the business combination.
6 Of the 5,000,000 Class B TRCA Shares held by TRCA Founder Shareholders that will be exchanged for the same number of MergeCo Shares, 3,350,000 Class B TRCA Shares will transfer to DDGN Advisors immediately prior to Implementation (as consideration for DDGN Advisors performance of certain advisory, diligence and other similar services to TRCA). These shares are currently held by the Sponsor Subsidiary and will revert to the Sponsor if Implementation does not occur. As a result, if Implementation occurs, DDGN Advisors will be issued 3,350,000 MergeCo Shares.
7 Represents the commitment fee of 15,000 MergeCo Shares issued to Yorkville in connection with the CEF.
8 Aggregate number of MergeCo Shares issued to Scheme Shareholders may be lower than this due to the effects of the rounding downwards of each Scheme Shareholder’s entitlement to MergeCo Shares.
9 Represents maximum number of MergeCo Warrants on issue at Implementation (being 5,107,842 TRCA Private Placement Warrants plus 7,102,938 TRCA Public Warrants sold as part of the IPO of TRCA, each exchanged for MergeCo Warrants on a 1:1 basis). The number of TRCA Public Warrants may decrease between the date of the Scheme Booklet and Implementation due to the forfeiture of fractional entitlements to TRCA Public Warrants in connection with the separation of units, each consisting of one Class A TRCA Share and one-third of one TRCA Public Warrant. Assuming each MergeCo Warrant holder exercises its MergeCo Warrants in exchange for MergeCo Shares. MergeCo Warrant holders may elect to acquire one MergeCo Share for each MergeCo Warrant at an exercise price of US$11.50 per share. As at the Last Practicable Date, the number of TRCA Public Warrants was 7,102,900.
10 SEF Warrants represent 19.99% of the of the aggregate number of MergeCo Shares on issue at Implementation (excluding MergeCo Shares received by TRCA Shareholders in exchange for their Class A TRCA Shares) and MergeCo RSUs to be issued pursuant to the retention plan, inclusive of the MergeCo Shares issued on exercise of the SEF Warrants.

	Assuming no further redemptions beyond those in connection with the Extension Approval (70.6%)[11]		Assuming 80% aggregate redemptions[12]		Assuming 90% aggregate redemptions[13]		Assuming 100% redemptions[14]
	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
17.5% dilution	14,265,406	30.97%	14,282,948	32.61%	14,301,594	34.56%	14,320,239	36.74%
19.99% dilution	13,638,284	29.23%	13,658,323	30.79%	13,679,621	32.65%	13,700,919	34.73%
Difference	–627,122	–1.74%	–624,625	–1.82%	–621,973	–1.91%	–619,320	–2.01%
Percentage difference	–4.40%	–4.39%	–4.37%	–4.35%	–4.35%	–4.37%	–4.32%	–4.33%

The difference in the potential maximum impact on ownership of MergeCo Shares for Carbon Revolution Shareholders (depending on the rate of redemptions of Class A TRCA Shares) between 17.5% dilution under the Structured Equity Facility (as set out in the Scheme Booklet) and 19.99% dilution under the Structured Equity Facility (as set out above) is set out in the table below.

16.	Amendments to the New Debt Program

As noted in Carbon Revolution’s ASX announcement dated 24 May 2023 titled ‘US$60m New Debt Program’, Carbon Revolution Operations Pty Ltd (as borrower), Carbon Revolution and each of its other Australian subsidiaries (as co-obligors), UMB Bank, National Association (as trustee for the noteholders) and Newlight Capital LLC (as Servicer) entered into the New Debt Program.

In connection with the Structured Equity Facility, the parties to the New Debt Program have agreed to amend the terms of the New Debt Program as follows:

•
Minimum Liquidity: From 30 June 2023 and for each month thereafter that the average monthly adjusted EBITDA (based on the previous consecutive three months) of the group is less than zero, the Combined Group must satisfy a minimum available cash requirement covenant, which requires the total cash available to the group to be greater than or equal to the minimum available cash requirement. The minimum available cash requirement is an amount not less than the product of the absolute value of the average monthly adjusted EBITDA for the three months most recently ended on such date multiplied by 6.00 for the fiscal months ending 30 June 2023 to 30 November 2023 (originally 30 June 2023 to 31 October 2023) and 9.00 for the fiscal month ending 31 December 2023 (originally 30 November 2023) and on the last day of each month thereafter.

•	SPAC Transaction Close Date: The deadline to Implementation is amended from 31 August 2023 (with a 60-day cure period) to 30 September 2023 (with a 60-day cure period).
•
Qualified Capital Raise: If Carbon Revolution (before Implementation) or MergeCo (following Implementation) does not raise at least an additional US$60 million in qualifying equity or subordinated debt financing on or prior to 31 December 2023 (Qualified Capital Raise), and raises:

o
below US$45m in one or more Qualified Capital Raises (or does not undertake a Qualified Capital Raise), the following fees will be payable to the Servicer on the earlier of the (i) refinancing or payoff of the New Debt Program and (ii) 1 May 2027:

◾	US$6 million paid in cash; or
◾
as a result of the agreed amendments, if no event of default has occurred, US$1,500,000 paid in cash and 500,000 MergeCo Shares, unless Implementation does not occur by 30 September 2023 and this is not cured within 60 days; and

o
between US$45m and US$60m in one or more Qualified Capital Raises, the following fees will be payable to the Servicer on the earlier of the (i) refinancing or payoff of the New Debt Program and (ii) 1 May 2027:

◾	US$3 million paid in cash; or
◾
as a result of the agreed amendments, if no event of default has occurred, US$1.5 million paid in cash and 500,000 MergeCo Shares (reduced by 1 MergeCo Share for every US$30 raised over US$45 million) unless Implementation does not occur by 30 September 2023 and this is not cured within 60 days.

In each scenario, MergeCo to use commercially reasonably efforts to register the MergeCo Shares for resale under the Securities Act.

11 This scenario assumes that no further Class A TRCA Shares are redeemed by Class A TRCA Shareholders in connection with the business combination (beyond the Class A TRCA Shares redeemed in connection with the extension approval).
12 This scenario assumes that a further 2,004,882 Class A TRCA Shares are redeemed by Class A TRCA Shareholders in connection with the business combination (in addition to those Class A TRCA Shares redeemed in connection with the extension approval).
13 This scenario assumes that 4,135,764 Class A TRCA Shares are redeemed by Class A TRCA Shareholders in connection with the business combination (in addition to those Class A TRCA Shares redeemed in connection with the extension approval).
14 This scenario assumes that all remaining 6,266,645 Class A TRCA Shares on issue are redeemed by TRCA Shareholders in connection with the business combination (in addition to those Class A TRCA Shares redeemed in connection with the extension approval).

17.	Revised Financial Projections for CY23 and CY24

The Company announces revisions to its headline financial projections for CY23 and CY24 projections, first announced to the market on 6 June 2023 and as last disclosed in section 5.8 of the Scheme Booklet, as follows:

	A$ million			US$ million (converted at 0.7 USD/AUD)
	CY24F	CY23F	CY22	CY24F	CY23F	CY22
Revenue	128.7	67.8	40.7	90.1	47.4	28.5
Contribution Margin	44.9	12.4	2.7	31.4	8.7	1.9
EBITDA	4.0	(24.4)	(36.0)	2.8	(17.1)	(25.2)
Revised Amount
Revenue	116.9	57.9	40.7	81.8	40.6	28.5
Contribution Margin	34.5	5.7	2.7	24.2	4.0	1.9
EBITDA[15]	(2.7)	(37.1)	(36.0)	(1.9)	(26.0)	(25.2)

The revisions incorporate updated financial, customer and operational forecasts. The CY23F and CY24F projections should be read in conjunction with the projection methodologies and risk factors set out in the Scheme Booklet.

Subsequent to the disclosure of the Scheme Booklet, the Company has also been advised of a strike by members of United Auto Workers at three US OEMs (UAW Strike). At this stage, Carbon Revolution has not been advised of strikes impacting production at the plants to which its wheels are currently sent and accordingly the revised financial projections do not incorporate provision related to the UAW Strike. The Company does note this is an emerging risk in the industry.

– ENDS –

Approved for release by the Board of Directors of Carbon Revolution Limited.

For further information, please contact:

Investors
Investors@carbonrev.com

Media

Media@carbonrev.com

15 Excluding transaction and one-off costs.

ABOUT CARBON REVOLUTION

Carbon Revolution is an Australian technology company, which has successfully innovated, commercialized and industrialized the advanced manufacture of carbon fiber wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing lightweight wheels for cars and SUVs in the high performance, premium and luxury segments, for the world’s most prestigious automotive brands. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

Information about Proposed Business Combination

As previously announced, Carbon Revolution Limited (“CBR”, “Carbon Revolution” or the “Company”) (ASX: CBR) and Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or “TRCA”) (NYSE: TRCA) have entered into a definitive business combination agreement and accompanying scheme implementation deed (“SID”) that is expected to result in Carbon Revolution becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, the ordinary shares and warrants of the merged company, Carbon Revolution plc (formerly known as Poppetell Limited), a private limited company incorporated in Ireland with registered number 607450 (“MergeCo”), that will become the parent company of the Company and Twin Ridge, are expected to trade on the NYSE American or Nasdaq in the United States, and Carbon Revolution’s shares shall be delisted from the ASX.

Additional Information about the Proposed Business Combination and Where to Find It

This communication relates to the proposed Business Combination involving CBR, TRCA, MergeCo, and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“Merger Sub”). In connection with the proposed Business Combination, MergeCo has filed the Registration Statement, including a proxy statement of TRCA and a prospectus of MergeCo relating to the MergeCo Shares to be issued in connection with the proposed business combination, with the SEC. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus,  or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed Business Combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ DEFINITIVE PROXY STATEMENT/ PROSPECTUS, AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

TRCA commenced mailing the definitive proxy statement on September 8, 2023 to shareholders as of August 25, 2023.  Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed Business Combination. Copies of the Registration Statement, the definitive proxy statement/ prospectus and all other relevant materials for the proposed Business Combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed Business Combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on November 30, 2022, which contains the full terms and conditions of the proposed Business Combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed Business Combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of TRCA’s directors and officers in the Registration Statement, TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, TRCA’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination is included in the definitive proxy statement/prospectus relating to the proposed Business Combination. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed Business Combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed Business Combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed Business Combination, including the anticipated closing date of the proposed Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risks that we will not secure sufficient funding to proceed through to completion of the Transaction, any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing on favorable terms; (v) the risk that the proposed Business Combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed Business Combination and related transactions; (vi) the risk that any of the conditions to closing of the Business Combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed Business Combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed Business Combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed Business Combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents of TRCA or MergeCo filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.